November 3, 2009

VIA EDGAR

Office of Registration and Reports
U. S. Securities and Exchange Commission
100 F street NE
Washington, DC  20549-0505

Re:  Spring Creek Capital Corp.
        File No. 814-00783

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1949 Act”) United Eco-Energy Corp. (the “Company”) is filing the following documents:

 1.
A copy of the Fidelity Bond (attached as Exhibit 1); and

 2.

A copy of the resolution ratified at the meeting of the Board of Directors held on July 15, 2009, during which a majority of the Directors who are not “interested persons” of the Company as defined by Section 2 (a)(19) of the 1940 Act approved the amount, type, form and coverage of the Fidelity Bond and the premium payable by the Company (attached as Exhibit 2); and

The premium in the amount of $150.00 was paid for the band for the period August 5, 2009 to August 4, 2010.

If you have any comments or questions, please do not hesitate to contact me at (646) 808-3095.

Sincerely,

By:
/s/ Kelly T. Hickel

Name: Kelly T. Hickel

Title: Cheif Executive Officer